UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PSIVIDA CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74440J101
(CUSIP Number)

Margaret M. Madden, Esq.
Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
(212) 733-2323

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74440J101

1. Names of Reporting Persons IRS Identification Nos. of above persons (entities only)
Pfizer Inc.  13-5315170

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only ........................................................................................

4. Source of Funds (See Instructions)   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,862,093
8. Shared Voting Power 0
9. Sole Dispositive Power 1,862,093
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person  1,862,093

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)             |_|

13. Percent of Class Represented by Amount in Row (11)   4.7%

14. Type of Reporting Person (See Instructions) CO

This Amendment No. 2 (this "Amendment No. 2") amends and supplements the statement on Schedule 13D originally filed by Pfizer Inc. ("Pfizer") with the U.S. Securities and Exchange Commission on July 16, 2007 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D, filed on May 1, 2015 ("Amendment No. 1") and, with the Original Schedule 13D, the "Schedule 13D") and relates to the common stock, par value $0.001 per share ("Common Stock"), of pSivida Corp. (the "Issuer"). This Amendment No. 2  is being filed to disclose that Pfizer ceased to be a beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer as a result of dilution due to equity issuances by the Issuer.  Except as specifically provided herein, this Amendment No. 2  does not modify any of the information previously reported on the Schedule 13D.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5.                        Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a) The information set forth on the cover pages to this Amendment No. 2 is incorporated herein by reference.

(b) The information set forth on the cover pages to this Amendment No. 2 is incorporated herein by reference.

(c) Pfizer has not engaged in any transactions with respect to the Issuer's Common Stock in the past 60 days.

(d) Not applicable.

(e) As a result primarily of offerings of Common Stock by the Issuer pursuant to an underwritten public offering in January 2016 and an at-the-market equity offering program between March 1, 2017 and May 9, 2017, Pfizer's ownership in the Issuer as reported on the Schedule 13D has been diluted. As a result of this dilution, Pfizer has ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

The ownership percentage set forth in Row 13 of the cover page hereto has been calculated based on an assumed total of 39,356,999 shares of Common Stock outstanding as of  May 10, 2017, as reported in the Issuer’s Proxy Statement on Form 14A filed with SEC on May 15, 2017.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2017

Pfizer Inc.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary